FORM 4                                     OMB APPROVAL

|_|Check this box if no longer                    OMB Number      3235-0287
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              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                   Filed pursuant to Section 16(a) of the
   Securities Exchange Act of 1934, Section 17(2) of the Public Utility See
     Instruction 1(b) Holding Company Act of 1935 or Section 30(f) of the
                       Investment Company Act of 1940

                          (Print or Type Responses)

-----------------------------------------   --------------------------------------------   ---------------------------------------
1.  Name and Address of Reporting Person*   2.  Issuer Name and Ticker or Trading Symbol   6.  Relationship of Reporting Person(s)
                                                                                               to Issuer (Check all applicable)
    Downes        Paul                          Bravo! Foods International Corp                [X]   Director   [X]  10% Owner
                                                                                               [ ]   Officer (give title below)
-----------------------------------------   -------------------  -----------------------       [ ]   Other  (specifty below)
    (Last)        (First)    (Middle)       3.  IRS or Social    4.  Statement for
    c/o Bravo! Foods International Corp.        Security Number      Month/Year            ---------------------------------------
    11300 US Highway 1, Suite 202               of Reporting         1 / 2002              7.  Individual or Joint/Group Filing
-----------------------------------------       (Voluntary)      -----------------------       (Check Applicable Line)
    (Street)                                                     5.  If Amendment,         [X] Form filed by One Reporting Person
                                                                     Date of Original      [ ] Form filed by More than One
    North Palm Beach    FL      33408                                (Month/Year)              Reporting Person
-----------------------------------------   -------------------  -----------------------   ---------------------------------------
    (City)           (State)    (Zip)

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially
          Owned
--------------------------------------------------------------------------

----------------------- ------------ -------------- ----------------------------- ----------------- --------------- -------------
1.  Title of Security   2.  Trans-   3.  Trans-     4.  Securities Acquired (A)   5.  Amount of     6. Owner        7.  Nature of
    (Instr. 3)              action       action         or Disposed of (D)            Securities       -ship            Indirect
                            Date         Code           (Instr. 3, 4 and 5)           Beneficially      Form:           Beneficial
                                         (Instr. 8)                                   Owned at          Direct (D)      Ownership
                                                                                      End of Month      Indirect (I)    (Instr. 4)
                            (Month/                                                   (Instr. 3 and     (Instr. 4)
                            Day/                                                      4)
                            Year)
                                     -------------- -----------------------------
                                      Code     V       Amount    (A)or    Price
                                                                  (D)
----------------------- ------------ ------ ------- ------------ ------ --------- ------------------ -------------- -------------
Common Stock              1-28-02      S              135,000      D      $0.39        496,182            D/I         Affiliate
----------------------- ------------ ------ ------- ------------ ------ --------- ------------------ -------------- -------------
----------------------- ------------ ------ ------- ------------ ------ --------- ------------------ -------------- -------------
----------------------- ------------ ------ ------- ------------ ------ --------- ------------------ -------------- -------------

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
  *  If the form is filed by more than one reporting person, see Instruction
                                  4(b)(v).
                               SEC 1474 (7-96)

FORM 4 (continued) Table II-- Derivative Securities Acquired, Disposed of, or
                              Beneficially Owned (e.g., puts, calls,
                              warrants, options, convertible securities)

----------------  ---------  -------- -------- -----------  ------------  ------------------  --------  ---------  -------  -------
1.Title of Deri-  2.Conver-  3.Trans- 4.Trans- 5.Number of  6.Date Exer-  7.Title and Amount  8.Price   9.Number   10.Own-  11.Nat
vative Security   sion or    action   action   Derivative   cisable and   of Underlying Sec-  of Deri-  of Deri-   ership   ure of
(Instr. 3)        Exercise   Date     Code     Securities   Expiration    uritieis            vative    vative     Form of  Benefi
                  Price of   (Month   (Instr.  Acquired (A) Date          (Instr. 3 and 4)    Security  Securit-   Deriva-  cial
                  Deri-      Day/     8)       or Disposed  (Month/Day                        (Inst.5)  ies Bene-  tive     Indir-
                  vative     Year)             of (D)       Year)                                       ficially   Securi-  ect
                  Security                     (Instr. 3,4                                              owned at   ty: Di-  owner-
                                               and 5)                                                   end of     rect(D)  ship
                                                                                                        Month      or In-   (Inst.
                                                                                                        (Instr.4)  dirct(I)  4)
                                                                                                                   (Inst.4)
                                      -------- -----------  ------------  ------------------
                                                            Date  Expir-  Title   Amount or
                                                            Exer- ation           Number of
                                      Code  V   (A)   (D)   cis-  Date            Shares
                                                            able
----------------  ---------  -------- -------- -----------  ------------  ------------------  --------  ---------  -------  -------
Employee Stock
Option (right
to buy)           $1.00      n/a                n/a   n/a   3/97  4/2002  Common  1,383,705   n/a       1,383,705  I      Affiliate
----------------  ---------  -------- -------- -----------  ------------  ------------------  --------  ---------  -------  -------

----------------  ---------  -------- -------- -----------  ------------  ------------------  --------  ---------  -------  -------

----------------  ---------  -------- -------- -----------  ------------  ------------------  --------  ---------  -------  -------

----------------  ---------  -------- -------- -----------  ------------  ------------------  --------  ---------  -------  -------

Explanation of Responses:
Table I: 24,182 shares of Common owned directly; 472,000 owned by an affiliate entity

By: /s/ Paul Downes 2-14-01

**  Signature of Reporting Person Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.